Mail Stop 4561

November 7, 2007

Warren C. Jenson
Executive Vice President
  Chief Financial and Administrative Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

>   **Re: Electronic Arts Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2007**
>   **Forms 8-K Filed on August 1, 2007**
>   **File No. 000-17948**

Dear Mr. Jensen:

        We have reviewed your response letter dated August 29, 2007 and the above referenced filing and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated October 5, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, page 32

1.   You indicate in response to prior comment number 1 that for approximately 22
        million of the 35 million copies of online-enable software games, you charged a
        separate fee for the online service. Clarify your statement that you "charged a
        separate fee for the online service" for these 22 million copies. Explain how the
        approximately two million online registrations that were completed during fiscal
        2007 for which you collected directly or indirectly a $2.00 fee relates to the 22
        million copies you indicate you charged a separate fee for. Tell us the total
        amount of consideration received for online services related to all 22 million
        copies. Additionally, explain how the $2.00 fee charged for online services is a
        separate sale apart from the software such that you were able to establish VSOE
        of fair value for the online services. Provide management's analysis relied upon
        to arrive at your conclusion including authoritative accounting guidance
        considered.

2.   Your response to prior comment number 1 does not provide adequate support as
        to why the price charged when the online service was sold separately in the two
        million online registrations in fiscal 2007 was sufficient to establish VSOE of fair
        value for the online service. Provide management's analysis that you had a
        sufficient history of subsequently selling the online services at an established
        price to conclude that VSOE of fair value existed in accordance with paragraph
        10 of SOP 97-2. Tell us when you began to offer online-enabled games, when
        you began to charge an incremental separate fee for the online service, and when
        you were able to establish VSOE for the online service. Explain why the two
        million sales used to establish VSOE is substantive. In this regard, we note your
        response in prior comment number 3 where you estimate that less than 10% of the
        consumers who purchased an online-enabled game for which you offered the
        related online service – regardless of whether you separately charged a fee –
        actually used the online service. Your response should explain how this amount
        of consumer interest impacted management's conclusion on VSOE of fair value
        for the online service.

3.   You disclose in your response to prior comment number 2 that the nature of, and
        the service period for, your online service is substantially the same in all online-
        enabled games. Clarify your use of the phrase "substantially the same." In this
        regard, confirm whether all 35 million copies of online-enabled software games
        include the same online services (e.g., matchmaking, roster updates, tournaments

and player rankings). In your response, provide the titles of the online-enabled software games and tell us which specific online services are available for each title. To the extent that the services are different, explain the impact on using the two million separate sales of online services as sufficient evidence to establish VSOE.

Consolidated Statements of Operations, page 64

4.   We note from your response to prior comment number 3 that you believe the use of fiscal 2007 VSOE of fair value rates to estimate the fair value of fiscal 2008 online services for presentation purposes is appropriate given that the nature of the products sold and the online service offered is essentially the same. Tell us why you believe these historical sales are indicative of the fair value of online services in the current year's competitive environment. We note from your response to comment number 3 of our letter dated August 15, 2007 that you intend to continue to utilize in the future the fiscal 2007 VSOE of fair value rates to separately present the software product and online hosting service revenue on the face of the consolidated statements of operations in accordance with the guidance of Rule 5-03(b). Tell us how long you intend to apply this methodology in the future and why it is an appropriate methodology beyond fiscal 2008, if that is your intention.

Form 8-K filed August 1, 2007

Exhibit 99.1

5.   We note your response to prior comment 4. We believe that if you choose to continue to present this non-GAAP measure that you should provide transparent disclosure of the calculations of such measures. Your discussion of the usefulness of adding back the change in deferred revenue should clearly indicate that certain items are included in your non-GAAP measure for the current period, while these items were not included in the comparable prior period presented.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief